July 24, 2019

Daniel H. Schulman
President and Chief Executive Officer
PayPal Holdings, Inc.
2211 North First Street
San Jose, California 95131

       Re: PayPal Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed February 7, 2019
           File No. 001-36859

Dear Mr. Schulman:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products